CONSENT OF EXPERT

To:

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

(collectively, the “Regulatory Authorities”)

In  connection  with  the  filing,  with  the  Regulatory  Authorities  referred  to  above,  of the  technical  report  (the  “Technical  Report”)  entitled  “Update  National  Instrument

43-101   Technical   Report   on   Tanzanian   Royalty   Exploration   Corporation’s

Buckreef  Gold  Project  in  Tanzania”  dated  28th  June,  2011,  I  hereby  consent  to the  public  filing  of  the  Technical  Report  and  to  extracts  from,  or  a  summary  of,

the Technical Report.

Dated this 29th  day of June, 2011

Fiona Harper, B.Sc. Hons (Geol.)

MGSSA

ADVISOR

VENMYN RAND (PTY) LTD.